October 19, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Anne Nguyen Parker

Re:	Vanguard Natural Resources, LLC
Registration Statement on Form S-1
Initially Filed on April 25, 2007 (File No. 333-142363)

Dear Ms. Parker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Underwriters of the above issue, hereby join in the request of Vanguard Natural Resources, LLC that the effectiveness of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 12:00 p.m. (Eastern Daylight Time) on Tuesday, October 23, 2007, or as soon thereafter as practicable.

In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the above-referenced Registration Statement, please note that the undersigned have effected from October 15, 2007 through the date hereof, the distribution of approximately 17,000 copies of the preliminary prospectus dated October 11, 2007 to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply with, and that they have been informed by participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
As Representative of the several Underwriters

By:	/s/ John C. Bishop
Name:	John C. Bishop
Title:	Vice President